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                             October 11, 2022

       Thomas D. Hennessy
       Chairman of the Board, Co-Chief Executive Officer, and President PROPTECH INVESTMENT CORP. II
       3415 N. Pines Way, Suite 204
       Wilson, WY 83014

                                                        Re: PROPTECH INVESTMENT
CORP. II
                                                            Amendment No. 3 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed September 29,
2022
                                                            File No. 001-39758

       Dear Thomas D. Hennessy:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed September 29, 2022

       Risk Factors, page 30

   1. We note your revised disclosure on page 66 in response to comment 2. Please revise to disclose how CF
Principal intends to distribute the 10,204,082 shares of Appreciate it will acquire and indicate,
if true, that the company may not have access to the full amount available to it under
the equity line agreement. With a view to disclosure, advise us whether the investor
can engage in short-selling activities.
       Certain Renters Warehouse Projected Financial Information, page 131

   2. We note your response to comments 3 and 4 and reissue the comments in part. Please revise to further
clarify the key assumptions underlying projections. For example,
                                                            Do the projections
supported by and involving increased marketing investment
                                                             assume certain
amounts of cash available to the company, for example from the trust account or the
$100 million commitment facility? If so, would the projections be
 Thomas D. Hennessy
PROPTECH INVESTMENT CORP. II
October 11, 2022
Page 2
          materially different if such funds are not available due to, for example, high redemption rates or other factors?
          To what extent are the average customer acquisition costs of $1,500 and $3,125 significantly different from current costs and what are the underlying assumptions for any such changes?
          What assumptions regarding the expansion of existing institutional clients and addition of new institutional and retail clients through marketing investment were used in projecting the increases in transactions from 1,028 in fiscal year 2022 to
          8,778 in 2023?
          What assumptions, if any, were used regarding changes in inflation and other ongoing uncertainty in the market?
      Please revise accordingly.
Fairness Opinion of Northland Securities Inc., page 136

3. We note your response to comment 5 and revised disclosure on page 72 that the fairness opinion does not speak as of the time the Business Combination will be completed or as of any date other than the date of such opinion. Please revise the discussion on pages 12 and
      108 or where appropriate to clarify the extent to which the PTIC II Board considered seeking an updated fairness opinion given the passage of time and the lower September projections. Given the material changes to the projections, clarify whether the Board believes the fairness opinion remains valid.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Paul Cline at 202-551-3851 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or James Lopez at 202-551-3536 with any other questions.



                                                           Sincerely,
FirstName LastNameThomas D. Hennessy
                                                           Division of
Corporation Finance
Comapany NamePROPTECH INVESTMENT CORP. II
                                                           Office of Real
Estate & Construction
October 11, 2022 Page 2
cc:       Julian Seiguer, P.C.
FirstName LastName